FEE WAIVER AGREEMENT
THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 4th day of April, 2024 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the ARK 21Shares Bitcoin Futures Strategy ETF and the ARK 21Shares Active Ethereum Futures Strategy ETF (each a “Fund” and collectively, the “Funds”) and Empowered Funds, LLC, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”
BACKGROUND:
A.The Trust has been organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and engages in the business of investing and reinvesting its assets in securities and other investments.
B.The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.
C.The Trust has selected the Adviser to serve as the investment adviser for the Funds pursuant to an investment advisory agreement between the Trust and the Adviser entered into as of October 26, 2023 (the “Advisory Agreement”).
D.The Parties desire to enter into a fee waiver agreement.
E.This Background section is hereby incorporated by reference into and made a part of this Waiver Agreement.
TERMS:
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:
1.Fee Waiver.  The Parties hereby agree that the Adviser shall, since each Fund’s inception, and for the term of this Waiver Agreement, waive its management fees under the Advisory Agreement for each Fund as follows:
Waiver of its management fee, which is calculated based on the Fund’s average daily net assets, to the extent necessary to offset net interest expenses incurred in connection with investments in reverse repurchase agreements.
The level of the fee waiver described above may be adjusted from time to time only by the mutual written agreement of the Parties.
2. Recoupment. There shall be no recoupment by the Adviser, unless specifically agreed to by the Parties in writing.
3. Term and Termination.  This Waiver Agreement shall commence on the date first set forth above and remain in effect indefinitely until terminated in accordance with its terms. This

Waiver Agreement shall automatically terminate upon termination of the Advisory Agreement. The Board of Trustees of the Trust, in its sole discretion, may terminate this Waiver Agreement upon 60 days’ written notice to the Adviser.
4. Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the parties.
IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.
EA SERIES TRUST (On behalf of the ARK 21Shares Bitcoin Futures Strategy ETF and the ARK 21Shares Active Ethereum Futures Strategy ETF)
By: /s/ Patrick Cleary
Name: Patrick Cleary
Title: Principal Executive Officer

EMPOWERED FUNDS, LLC
By: /s/ Sean Hegarty
Name: Sean Hegarty
Title: Chief Operating Officer